UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of January 2026
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE
On January 28, 2026, Wix.com Ltd. (NASDAQ: WIX) issued a press release titled “Wix Announces Board Authorization of $2 Billion Share Repurchase Program”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026
WIX.COM LTD.
By:    /s/ Naama Kaenan
Name:    Naama Kaenan
Title:    General Counsel

EXHIBIT INDEX
The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated January 28, 2026 titled “Wix Announces Board Authorization of $2 Billion Share Repurchase Program”.